SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on August 24, 2012.

1.            Date, time and venue:  On August 24, 2012, starting at 1:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously resolved by the Directors in attendance:

4.1. Nomination of Executive Officer.  To appoint to the position of Shared Services and Information Technology Executive Officer of the Company, Mr. Ricardo Rittes de Oliveira Silva, a Brazilian citizen, engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, CEP 04530-001, bearer of the ID 26311846-0  SSP/SP and of the CPF 256.612.158-35, with a term of office ending on December 31, 2013.

4.2. New Executive Management Composition.  In view of the abovementioned resolutions, the Company’s Executive Management shall henceforth have the following composition: (i) Mr. João Mauricio Giffoni de Castro Neves, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Ricardo Tadeu Almeida Cabral de Soares, as “Sales Executive Officer”; (iv) Mr. Ricardo Manuel Frangatos Pires Moreira, as “Soft Drinks Executive Officer”; (v) Mr. Márcio Fróes Torres, as “Industrial Executive Officer”; (vi) Mr. Milton Seligman, as “Corporate Affairs Executive Officer”; (vii) Mr. Pedro de Abreu Mariani, as “General Counsel”; (viii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (ix) Mr. Sandro de Oliveira Bassili, as “People and Management Executive Officer”; (x) Mr. Jorge Pedro Victor Mastroizzi, as “Marketing Executive Officer”; and (xi) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, August 24, 2012.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Álvaro Antônio Cardoso de Souza	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Paulo Alberto Lemann	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer